UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31673 / June 16, 2015

_____

	)
In the Matter of	)
	)
THE ROYAL BANK OF SCOTLAND PLC	)
RBS, Gogarburn, PO Box 1000	)
Edinburgh, EH12 1HQ	)
Scotland	)
	)
CITIZENS INVESTENT ADVISORS	)
C/O CITIZENS BANK, N.A.	)
Mail Stop RC 03-30	)
One Citizens Plaza	)
Providence, Rhode Island 02903	)
	)
	)
(812-14469)	)

_____

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

The Royal Bank of Scotland plc (the "Settling Firm") and Citizens Investment Advisors,
(each an "Applicant" and collectively the "Applicants") filed an application on May 20, 2015
requesting temporary and permanent orders under section 9(c) of the Investment Company
Act of 1940 ("Act") exempting the Applicants and any other company of which the Settling
Firm is or hereafter becomes an affiliated person (together with the Applicants, the "Covered
Persons") from section 9(a) of the Act with respect to a guilty plea entered on May 20, 2015,
by the Settling Firm in the United States District Court for the District of Connecticut.

On May 20, 2015 the Commission simultaneously issued a notice of the filing of the
application and a temporary conditional order exempting the Covered Persons from
section 9(a) of the Act (Investment Company Act Release No. 31642) from May 20, 2015
until the Commission takes final action on the application for a permanent order. The notice
gave interested persons an opportunity to request a hearing and stated that an order disposing
of the application would be issued unless a hearing was ordered. No request for a hearing has
been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations and conditions contained in the application filed by The Royal Bank of Scotland plc, et al. (File No. 812-14469) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of the guilty plea, described in the application, entered by the Settling Firm in the United States District Court for the District of Connecticut on May 20, 2015.

By the Commission.

Brent J. Fields
Secretary